                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             AMERISTEEL CORPORATION
                             ----------------------
                                (Name of Issuer)


                              Class A Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   03071V 10 9
                                 --------------
                                 (CUSIP Number)


                                February 19, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                             [ ]    Rule 13d-1(b)

                             [x]    Rule 13d-1(c)

                             [ ]   Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).







                               (Page 1 of 7 Pages)

                                  SCHEDULE 13G

CUSIP NO. 03071V 10 9                                         PAGE 2 OF 7 PAGES
---------------------                                         -----------------

------ -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

           PHILLIP E. CASEY 1999 IRREVOCABLE TRUST

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------ -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (SEE INSTRUCTIONS)                                               (a) [ ]
                                                                        (b) [ ]

------ -------------------------------------------------------------------------
  3    SEC USE ONLY

------ -------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
---------------------- ----------- ---------------------------------------------

                            5       SOLE VOTING POWER

                                        -0-
 NUMBER OF SHARES      ----------- ---------------------------------------------
    BENEFICIALLY            6       SHARED VOTING POWER
    OWNED BY EACH
 REPORTING PERSON                       -0-
       WITH            ----------- ---------------------------------------------
                            7       SOLE DISPOSITIVE POWER

                                        -0-
                       ----------- ---------------------------------------------
                            8       SHARED DISPOSITIVE POWER

                                        -0-
------ -------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
------ -------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [ ]

------ -------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0%
------ -------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO
------ -------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO. 03071V 10 9                                         PAGE 3 OF 7 PAGES
---------------------                                         -----------------

------ -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

           DANIEL F. LINDLEY AS TRUSTEE OF THE PHILLIP E. CASEY
           1999 IRREVOCABLE TRUST

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------ -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (SEE INSTRUCTIONS)                                               (a) [ ]
                                                                        (b) [ ]

------ -------------------------------------------------------------------------
  3    SEC USE ONLY

------ -------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
---------------------- ----------- ---------------------------------------------

                            5       SOLE VOTING POWER

                                        -0-
 NUMBER OF SHARES      ----------- ---------------------------------------------
    BENEFICIALLY            6       SHARED VOTING POWER
    OWNED BY EACH
 REPORTING PERSON                       -0-
       WITH            ----------- ---------------------------------------------
                            7       SOLE DISPOSITIVE POWER

                                        -0-
                       ----------- ---------------------------------------------
                            8       SHARED DISPOSITIVE POWER

                                        -0-
------ -------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
------ -------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [ ]

------ -------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0%
------ -------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO
------ -------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO. 03071V 10 9                                         PAGE 4 OF 7 PAGES
---------------------                                         -----------------

------ -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

            PHILLIP E. CASEY

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------ -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (SEE INSTRUCTIONS)                                               (a) [ ]
                                                                        (b) [ ]

------ -------------------------------------------------------------------------
  3    SEC USE ONLY

------ -------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
---------------------- ----------- ---------------------------------------------

                            5       SOLE VOTING POWER

                                        844,192
 NUMBER OF SHARES      ----------- ---------------------------------------------
    BENEFICIALLY            6       SHARED VOTING POWER
    OWNED BY EACH
 REPORTING PERSON                       -0-
       WITH            ----------- ---------------------------------------------
                            7       SOLE DISPOSITIVE POWER

                                        844,192
                       ----------- ---------------------------------------------
                            8       SHARED DISPOSITIVE POWER

                                        -0-
------ -------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           844,192
------ -------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [ ]

------ -------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.12%
------ -------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
------ -------------------------------------------------------------------------

SCHEDULE 13G                                                  PAGE 5 OF 7 PAGES
------------                                                  -----------------

ITEM 1(a).  Name of Issuer:

            AmeriSteel Corporation


ITEM 1(b).  Address of Issuer's Principal Executive Offices:

            5100 West Lemon Street, Suite 312, Tampa, Florida 33609.


ITEM 2(a).  Name of Person Filing:

            (1) Phillip E. Casey 1999 Irrevocable Trust
            (2) Daniel F. Lindley as Trustee of the Phillip E. Casey 1999
                Irrevocable Trust
            (3) Phillip E. Casey


ITEM 2(b).  Address of Principal Business Office or, if None, Residence:

            (1) 1201 Market Street, Wilmington, Delaware 19801
            (2) 1201 Market Street, Wilmington, Delaware 19801
            (3) 5100 West Lemon Street, Suite 312, Tampa, Florida 33609


ITEM 2(c).  Citizenship:

            (1) Delaware Trust
            (2) U.S.A.
            (3) U.S.A.


ITEM 2(d).  Title of Class of Securities:

            Class A Common Stock


ITEM 2(e).  CUSIP Number:

            03071V 10 9


ITEM 3.
            Not applicable.

SCHEDULE 13G                                                  PAGE 6 OF 7 PAGES
------------                                                  -----------------

ITEM 4.     OWNERSHIP

            (1) Reference is made to Items 5-11 on page 2 of this Schedule 13G
            (2) Reference is made to Items 5-11 on page 3 of this Schedule 13G
            (3) Reference is made to Items 5-11 on page 4 of this Schedule 13G

            On December 21, 1999, Phillip E. Casey, the Chief Executive Officer and a director of the Issuer, created the Phillip E. Casey 1999 Irrevocable Trust. On December 29, 1999, Mr. Casey contributed 844,192 shares of the Class A Common Stock to the Irrevocable Trust.

            Daniel F. Lindley, as sole trustee of the Phillip E. Casey 1999 Irrevocable Trust, had sole voting power and dispositive power over the shares of Class A Common Stock during the term of the Irrevocable Trust. However, under the provision of the Irrevocable Trust Agreement, the Irrevocable Trust automatically terminated on February 19, 2000, sixty days from the date of its formation. Upon the termination of the Irrevocable Trust all of the assets of the Irrevocable Trust were distributed to Phillip E. Casey.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

            (1)            [X]

            (2)            [X]

            (3)            [ ]


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

SCHEDULE 13G                                                   PAGE 7 OF 7 PAGES
------------                                                   -----------------


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.


ITEM 10.    CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 29th day of February, 2000.


                                        PHILLIP E. CASEY 1999 IRREVOCABLE TRUST


                                        By:  /s/ Daniel F. Lindley
                                           ------------------------------------
                                                 Daniel F. Lindley, Trustee


                                             /s/ Daniel F. Lindley
                                           ------------------------------------
                                                 Daniel F. Lindley, Trustee


                                             /s/ Phillip E. Casey
                                           ------------------------------------
                                                 Phillip E. Casey

                             JOINT FILING AGREEMENT

            The undersigned hereby agree to file jointly the statement on
Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to regulation 13D-G under the Securities Exchange Act of 1934.

            It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

            It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated this 29th day of February, 2000.


                                        PHILLIP E. CASEY 1999 IRREVOCABLE TRUST


                                        By:  /s/ Daniel F. Lindley
                                           ------------------------------------
                                                 Daniel F. Lindley, Trustee


                                             /s/ Daniel F. Lindley
                                           ------------------------------------
                                                 Daniel F. Lindley, Trustee


                                             /s/ Phillip E. Casey
                                           ------------------------------------
                                                 Phillip E. Casey